170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Schedules Conference Call to Review Fourth Quarter Financial Results and Recent Corporate Developments

TORONTO, ON-(March 17, 2017) - Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), today announced that it will report its financial results and MD&A for the fourth quarter ended December 31, 2016, after the markets close on Tuesday, March 21, 2017. Management led by David McNally, President and CEO, will host a conference call to discuss these results and recent corporate developments at 4:30 PM ET on Thursday, March 23rd. Investors within Canada and the United States interested in participating are invited to call 800-274-0251. All other international participants can use the dial-in number +1 416-642-5209.

During the call, management will offer remarks and take live questions from analysts and professional investors. Others are encouraged to submit questions prior to or during the call to aprior@evcgroup.com.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in Canada and the United States can call 888-203-1112 and reference the Replay Access Code: 5784933. All callers outside Canada and the United States can dial +1 647-436-0148, using the same Replay Access Code. To access the webcast, please visit http://www.titanmedicalinc.com/ and select ‘Investors.’

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals, the anticipated Closing Date and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800